215 Church Street New Haven, CT 06510	VIA EDGAR

October 15, 2018
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Joseph McCann

Re:	Biohaven Pharmaceutical Holding Company Ltd. Registration Statement on Form S-1
File No. 333-227670

Acceleration Request
Requested Date:    Wednesday, October 17, 2018
Requested Time:    4:30 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-227670) to become effective on October 17, 2018 at 4:30 p.m., Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Katie Kazem of Cooley LLP, counsel to the Registrant, at (703) 456-8043 or William DuVal of Cooley LLP at (703) 456-8663.

Very truly yours,
Biohaven Pharmaceutical Holding Company Ltd.

By:      /s/ James Engelhart
James Engelhart
Chief Financial Officer

cc:    Darren K. DeStefano, Cooley LLP
Brian F. Leaf, Cooley LLP